UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                           CALIFORNIA CLEAN AIR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13011P 10 4
                         ------------------------------
                                 (CUSIP Number)

                              Robert C. Laskowski
                 520 SW Yamhill, Suite 600, Portland, OR 97204-1329
                                  503-241-0780
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                 January 9, 2003
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------


 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jennifer Louise Smith
      --------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY
      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      OO
      --------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------
                          7)  SOLE VOTING POWER
      NUMBER OF               2,500,000
      SHARES                  --------------------------------------------------
      BENEFICIALLY        8)  SHARED VOTING POWER
      OWNED BY                0
      EACH                    --------------------------------------------------
      REPORTING           9)  SOLE DISPOSITIVE POWER
      PERSON                  2,500,000
      WITH                    --------------------------------------------------
                         10)  SHARED DISPOSITIVE POWER
                              0
      --------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000
      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50%
      --------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

                  California Clean Air, Inc.
                  10345 SW 69th Ave.
                  Tigard, OR 97223

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      Jennifer Louise Smith
                  (b)      32004 N.E.Wilsonville Rd.
                           Newberg, OR 97132
                  (c)      Homemaker
                  (d) Mrs. Smith has not been convicted in any criminal proceeding during the past five years.
                  (e) Mrs. Smith has not been a party to a civil proceeding of any kind during the past five years.
                  (f)      USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The securities have been acquired through estate planning transfers.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the acquisition is estate planning by Daniel M. Smith and Jennifer Louise Smith.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) 2,500,000 shares representing 50% of the issued and outstanding common stock of the issuer.

                  (b)      Sole voting power over 2,500,000 shares.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: January 9, 2003
                                               /s/ JENNIFER LOUISE SMITH
                                               ---------------------------------
                                               Jennifer Louise Smith